

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   April 11, 2017

<u>Via E-mail</u>
Mr. John G. Sznewajs
Chief Financial Officer
Masco Corp /DE/
21001 Van Born Road
Taylor, MI 48180

   Re: **Masco Corp /DE/**
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed February 9, 2017
      File No. 1-05794

Dear Mr. Sznewajs:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Terence O'Brien *for*

          W. John Cash
          Branch Chief
          Office of Manufacturing and
          Construction